October 25, 2018

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted October 12, 2018
           CIK No. 0001743102

Dear Mr. Yan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Dividend Policy, page 71

1. We note your amended and restated memorandum and articles of association will provide for two classes of ordinary shares, Class A and Class B, and that your founder, director and chief executive officer, Mr. Dinggui Yan, will own all of the Class B ordinary shares issued and outstanding. Please revise your disclosure to specifically address the dividend
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
October 25, 2018
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         policy with respect to each class of ordinary shares. Please also revise your disclosure under Description of Share Capital--Dividends, on page 174, to clarify whether your board can declare a dividend payable to holders of a single class of ordinary shares or whether any dividend declared is payable equally to holders of Class A and Class B ordinary shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations--Net Revenue, page 109

2. You state that the increase in net revenues for all periods presented was due to your improved risk management capabilities, manifested by the decrease of the stand-ready liability from investor assurance programs managed by you as a percentage of the total service fees you are entitled to collect associated with facilitated loans. Please address the following:
           Disclose the total service fees you are entitled to collect associated with newly facilitated loans and the related percentage of the stand-ready liability from the investor program by product for all periods presented; and Disclose how your risk management capabilities improved considering the overall
             trend of increases in your M3+ delinquency rate and delinquency rate by balance as presented on pages 90 and 91.
Liqudity and Capital Resources, page 111

3. Please revise your disclosure to clarify that restricted cash was also used to satisfy the
         "other guarantee liabilities" and that prior to April 28, 2018, you monitored the balance of the investor assurance program and adjusted the percentage of funds set aside to ensure such funds could sufficiently cover expected payouts. Please also disclose that subsequent to April 28, 2018, all Investor Assurance fund payouts and deficiencies will be funded from working capital and future profits.
Business
Secondary Loan Market, page 131

4. Please revise to disclose the fees recognized from secondary loan market activities in each of the periods presented. Further, address the reasons the automated investment program would match longer term investment loan products with investments of a shorter time duration.
Credit Assessment Model, page 139

5. We note your response to comment 7 and your revised disclosures. Considering that your credit assessment and approval process is integral and critical to the borrower transaction process as discussed on page 137 and you state in your discussion that you have been using the scorecard module since 2016, please revise to either disclose the credit scores
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
October 25, 2018
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         determined in the prior periods, noting that such metrics are not comparable due to the evolution of your product mix, with explanations for significant variances and specific improvements made to your credit assessment capabilities or revise to explicitly state why you have not disclosed prior period credit scores.
Investor Assurance Program Managed by Us, page 142

6. Please revise to specifically disclose that the accounts receivable and contract assets, net included in the summary of metrics of the investor assurance program managed by the company, are for non-guarantee service fees available to fund future operations.
Related Party Transactions
Transaction with Niwodai Finance, page 172

7. With regard to your transaction with Niowdai Finance, please address the following:
           Revise your disclosures, including Notes 1 and 6 to the consolidated financial statements, to disclose the source of funding for the RMB 2.9 billion in "other guarantee liabilities" assumed in connection with the Niwodai Finance acquisition in
            December of 2015;
           You state on page 171, that Niwodai Finance agreed to pay Shanghi Caiyin an aggregate amount of RMB 700 million as the total consideration but on page F-7 you state such amount was RMB 563,732 million. Please revise to disclose the reasons for the difference; and
           Clarify in your disclosure why Shanghai Caiyin accepted RMB 700 million as total consideration considering the assumption of RMB 2.9 billion in other guarantee liabilities.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(j) Restricted cash, page F-14

8.       We note your response to comment 17. Please address the following:
           Revise your disclosures to state that restricted cash primarily represents funds through designated deposit accounts for the investor assurance program and other guarantee liabilities assumed in the December 2015 Niwodai Finance acquisition;
           Disclose why contributions from borrowers related to the Investor Assurance Program are utilized for net payouts related to other guarantee liabilities and if this is not the case, disaggregate contributions from borrowers by program; and Disclose why contributions from borrowers of RMB 1,399,787 in 2016,
RMB
           2,940,554 in 2017 and RMB 1,673,076 for the six months ended June 30, 2018 does not reconcile to collections in your Assets from Investor Assurance Program of RMB
           1,788,436 in 2016, RMB 2,657,792 in 2017 and RMB 1,212,823 for the
six months
           ended June 30, 2018.
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
October 25, 2018
October 25, 2018 Page 4
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(k) Investor Assurance Program, page F-15

9. We note your response to comment 10 and that in accordance with the terms of the investor assurance program, an investor is entitled to compensation for losses resulting from defaulted loans within 15 calendar days of the due date. Please revise to specifically disclose this policy.
10. Revise your Investor Assurance Program disclosures to clarify that service fees collected and segregated into the designated restricted cash account are also utilized to satisfy
         "other guarantee liabilities" assumed in the December 2015 Niwodai Finance acquisition. Please indicate whether the participants in the "Investor Assurance Program"
         were aware that the cash available for payouts to cover principal and interest on defaulted loans would be impacted by the guarantee liabilities assumed in the Niwodai Finance acquisition.
11. Tell us the basis for the difference between the weighted average expected net accumulative loss rates of 20.3% for 2016, 13.4% for 2017 and 10.4% as of June 30, 2018
         and the net expected accumulative loss rate of 14.1%for 2016 11.9% for 2017 and 11.3%
         as of June 30, 2018 and clarify the relevance of each metric in the determination of the
         Investor Assurance Program liability.
12. Considering the overall trend of increases in your M3+ delinquency rate and delinquency rate by balance for 31-60 days, 61-90 days and 91-180 days as presented on pages 90 and
         91, disclose why the net expected accumulative loss rate utilized in determining the investor assurance program guarantee liability declined from 14.1% in 2016 to 11.9% in
         2016 to 11.3% as of June 30, 2018.
13. Please revise the table presenting total outstanding loan balances, maximum potential undiscounted future payments, remaining weighted average contractual term and net expected accumulative loss rate by product on page F-17, to provide disclosures by loan product type consistent with the disclosure of liabilities from investor assurance program presented in Note 5 on page F-34. Similar disclosures should be presented in the interim period financial statements as well.
(o) Revenue Recognition
Other revenue, page F-22

14.      We note your response to comment 14. Please address the following:
           You state that based on the historical data prior to December 31, 2017, the actual return of most investment products is greater than the offered fixed return by a consistent range of 1% to 2%. Considering the historical weighted average APRs as presented on page 135, tell us how you determined the consistent range of 1% to 2%
           and why such amounts are not higher;
           Tell us your collection history for service fees earned from actual returns exceeding offered fixed returns related to your Automated Investment Tool; and Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
October 25, 2018
Page 5
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             Tell us how, considering the cessation of your investor assurance program, future defaults will be considered in the determination of actual returns related to your
             Automated Investment Tool.
Contract assets, net , page F-23

15. We note your response to comment 15 and that contract assets and accounts receivable are recognized based on fees collectible from borrowers on underlying loan products. Please address the following:
           Confirm and revise your disclosures accordingly, that revenues and related contract assets and accounts receivable are recognized based on the underlying contract terms excluding consideration of impairment which is determined separately in accordance with ASC 310-10-35. Refer to ASC 606-10-45-3;
           Tell us and revise your disclosures accordingly, to indicate the reasons for not recording an allowance for uncollectible accounts for contract assets and accounts receivable which are less than 90 days overdue. Please refer to ASC 310-10-35-5 thru
            ASC 310-10-35-11; and
           Disclose the nature and type of service fees related to contract assets and accounts receivable and when such amounts are due based on the underlying contract terms.
16. Please revise to clarify that "Over 90 days" as reflected in the aging of contract assets and account receivable for all periods presented is equivalent to the M3+ Delinquency Rate by
         Vintage as defined on page 89, which states that for any repayments more than 90 days past due the total amount is considered to be delinquent and presumably uncollectible.
Note 5. Liabilities from Investor Assurance Program, page F-34

17. We note your response to comment 18. Please disaggregate prior year net payouts by vintage based of the underlying original liability (e.g. 2015 and prior, 2016, 2017 and
         2018).
Note 10. Related Party Transactions, page F-40

18. Please revise to disclose a rollforward of related party activity for Jiayin Credit for all periods presented. In addition, please provide a discussion addressing the nature of the activity and the business purpose.
 Dinggui Yan
Jiayin Group Inc.
October 25, 2018
Page 6

       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameDinggui Yan
                                                          Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                          Office of Financial
Services
October 25, 2018 Page 6
cc:       Meng Ding, Esq.
FirstName LastName